Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

Monaco, November 2, 2022 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter (“Q3 2022”) and nine-months ended September 30, 2022.

I.	RECORD PROFITABILITY IN A THIRD QUARTER SINCE NYSE LISTING

•	Q3 2022 Net Income available to common stockholders of $107.6 million ($0.89 per share) vs $107.4 million ($0.87 per share) in Q3 2021.

•	Q3 2022 Adjusted Net Income available to common stockholders[1] of $107.4 million ($0.88 per share) vs $81.5 million ($0.66 per share) in Q3 2021.

•	Q3 2022 liquidity of $897.3 million[2] vs $557.8 million in Q3 2021.

II.	ELEVEN NEW CHARTER ARRANGEMENTS WITH FORWARD START - FULLY EMPLOYED CONTAINERSHIP FLEET[3] FOR THE YEAR AHEAD

•	Chartered 11 containerships on a forward basis with a leading liner company. More specifically:

-	Six containerships with existing charters maturing in 2025, the Cape Artemisio, Valor, Value, Valiant, Valence and Vantage (between 8,800 and 11,000 TEU capacity), have been forward chartered for a period of 60 to 64 months until 2030.

-	One containership with an existing charter maturing in 2025, the Navarino (8,500 TEU capacity), has been forward chartered for a period of 48 to 52 months until 2029.

-	Two containerships with existing charters maturing in 2024, the Luebeck and Trader (between 1,000 and 1,300 TEU capacity), have been forward chartered for a period of 24 to 26 months until 2026.

-	Two containerships with existing charters maturing in 2023, the Michigan and Etoile (between 1,300 and 2,600 TEU capacity), have been forward chartered for a period of 24 to 26 months and 36 to 39 months, respectively, until 2025 and 2026, respectively.

-	Incremental contracted revenues of approximately $420 million.

-	Incremental TEU-weighted duration of forward charters of 4.6 years.

•	More than 96% and 84% of the containership fleet[4] fixed for 2023 and 2024, respectively.

•	Entered into a total of 34 chartering agreements for the dry bulk fleet since Q2 2022 earnings release.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $4.0 million held by vessel owning-companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), short term investments in U.S. Treasury Bills amounting to $24.9 million and $152.5 million of available undrawn funds from our two hunting license facilities as of September 30, 2022.

3 Please refer to the Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis, including vessels owned by vessel owning-companies set-up pursuant to the Framework Deed, and excluding vessels we have agreed to sell.

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III.	SALE AND PURCHASE ACTIVITY

•	Conclusion, in October 2022, of the sale of the following 2000-built, 6,648 TEU capacity containerships:

-	Sealand Michigan, with an estimated capital gain of $34.7 million in Q4 2022.

-	Sealand Illinois, with an estimated capital gain of $34.0 million in Q4 2022.

-	York, with an estimated capital gain of $37.0 million in Q4 2022.

IV.	NEW DEBT FINANCING

•	Refinancing of existing indebtedness of two 1996-built, 8,044 TEU capacity containerships (Maersk Kleven / Maersk Kotka):

-	Gross loan proceeds of $46 million used for prepayment of existing indebtedness and general corporate purposes.

-	Four year tenor facility.

-	Extension of original facility’s balloon payment due in Q3 2023.

-	Facility secured by long term vessels charters.

V.	DIVIDEND ANNOUNCEMENTS

•	On October 3, 2022, the Company declared a dividend of $0.115 per share on the common stock, which will be paid on November 7, 2022, to holders of record of common stock as of October 20, 2022.

•	On October 3, 2022, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on October 17, 2022 to holders of record as of October 14, 2022.

•	Available funds remaining under the share repurchase program of approximately $90 million for common shares and $150 million for preferred shares.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter revenues reached approx. $290 million and Adjusted Net Income reached $107 million, compared to $216 million and $82 million for the same period last year. As of quarter end, cash balances stood at around $745 million and total liquidity, including undrawn credit lines, was above $890 million.

Focusing on increasing visibility and our contracted cash flow base, we recently chartered with a leading liner company a total of 11 containerships with existing charters originally expiring between 2023 and 2025. Seven of those vessels were chartered for a period ranging from four to five years starting from 2025 onwards, and the remaining ships, with forward starts in 2023 and 2024. The new charters increase our contracted revenues by about $420 million and result in incremental charter coverage of about 4.5 years.

Regarding the container market, cargo volumes have been softening across several trade lanes with energy costs and inflation impacting consumer spending. Fixing activity has been at low levels and the majority of new fixtures are for short term employment. Charter rates have been under pressure, although they remain at profitable levels.

On the dry bulk market, rates for our vessels sizes remain profitable, especially for owners who entered the market the year before. We feel comfortable with the long-term supply and demand dynamics of the sector, and we view any potential softening of asset values as a compelling buying opportunity.

On the back of our increased liquidity and container charter coverage, we are focused on new investment opportunities in the shipping sector that have the potential to provide enhanced returns at acceptable risk levels.”

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Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Voyage revenue	$509,721	$848,428	$216,226	$289,491

Accrued charter revenue (1)	$3,170	$782	$1,024	$(4,287)
Amortization of time-charter assumed	$(463)	$148	$(118)	$50
Voyage revenue adjusted on a cash basis (2)	$512,428	$849,358	$217,132	$285,254

Adjusted Net Income available to common stockholders (3)	$177,802	$330,436	$81,540	$107,378
Weighted Average number of shares	122,845,943	123,295,035	123,299,457	121,458,291
Adjusted Earnings per share (3)	$1.45	$2.68	$0.66	$0.88

Net Income	$273,967	$360,516	$115,210	$115,492
Net Income available to common stockholders	$250,665	$337,214	$107,356	$107,638
Weighted Average number of shares	122,845,943	123,295,035	123,299,457	121,458,291
Earnings per share	$2.04	$2.74	$0.87	$0.89

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the nine-month periods ended September 30, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Net Income	$273,967	$360,516	$115,210	$115,492
Earnings allocated to Preferred Stock	(23,302)	(23,302)	(7,854)	(7,854)
Net Income available to common stockholders	250,665	337,214	107,356	107,638
Accrued charter revenue	3,170	782	1,024	(4,287)
General and administrative expenses - non-cash component	5,523	5,701	2,316	1,341
Amortization of Time charter assumed	(463)	148	(118)	50
Realized loss on Euro/USD forward contracts (1)	26	1,806	200	856
Gain on sale of vessels, net	(18,075)	(21,250)	(16,669)	-
Non-recurring, non-cash write-off of loan deferred financing costs	363	2,395	-	56
Gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	(5,726)	-	(5,726)	-
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,219	2,634	207	1,724
Non-recurring payments for loan cancellation fees	-	1,006	-	-
Fair value measurement / Change in fair value of equity securities	(58,144)	-	(7,050)	-
Other non-recurring, non-cash items	(756)	-	-	-
Adjusted Net Income available to common stockholders	$177,802	$330,436	$81,540	$107,378
Adjusted Earnings per Share	$1.45	$2.68	$0.66	$0.88
Weighted average number of shares	122,845,943	123,295,035	123,299,457	121,458,291

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, realized loss on Euro/USD forward contracts, gain on sale of vessels, net, fair value measurement of equity securities / change in fair value of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring payments for loan cancellation fees, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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